

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 13, 2006

Mr. Brian Jennings
Senior Vice President and Chief Financial Officer
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

      **Re: Devon Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 1-32318
Re: Response Letter filed September 25, 2006**

Dear Mr. Jennings:

      We have reviewed your Form 10-K for the fiscal year 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

8-K issued August 2, 2006

1.   We have reviewed your response to our comment number one from our letter
        dated September 11, 2006.   As previously discussed, you may not disclose
        reserve volumes that are not net to your interest in filings with the SEC. In
        addition, we are concerned with any public disclosure where you provide only the
        estimated gross ultimate or remaining reserve volumes in a field or property
        where your net interest reserve volumes are materially lower but you do not
        disclose this fact. Please confirm that in future public disclosures you will
        provide accurate disclosure by disclosing your net interest and/or net reserve
        volumes, especially when they are materially lower than the gross volumes of
        ultimate or remaining reserves.

Devon Press Release of September 5, 2006

2.   We have reviewed your response to our comment number two from our letter
        dated September 11, 2006.   We consider 72 miles or the distance from the Jack
        field to the Cascade project to be too far to consider the Jack field to be an
        analogous field to the Cascade. Therefore, we believe either economic production
        or a conclusive formation test is necessary to demonstrate economic producibility.
        Because the industry has never produced the lower Tertiary reservoirs in the
        deepwater Gulf of Mexico, we believe a conclusive formation test requires a
        production test at economic rates. Please confirm that prior to booking proved
        reserves in the Cascade project you will perform a conclusive production test at
        economic rates or alternatively wait until you have established economic
        production at Cascade.

3.   We have reviewed your response to our comment number three from our letter
        dated September 11, 2006. We believe you must demonstrate economic
        producibility, either by economic production or a conclusive formation test prior
        to the booking of proved reserves in each lower Tertiary field. Because the
        industry has never produced the lower Tertiary reservoirs in the deepwater Gulf
        of Mexico, we believe a conclusive formation test requires a production test at
        economic rates. Please confirm that prior to booking proved reserves in the lower
        Tertiary in the deepwater Gulf of Mexico you will perform a conclusive
        production test at economic rates or alternatively wait until you have established
        economic production in each untested field.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director